UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TESARO, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

881569107

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD  21093

(410) 842-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) New Enterprise Associates 13, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,420,555 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) NEA 15 Opportunity Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,420,555 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) NEA Partners 13, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,420,555 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) NEA Partners 15-OF, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,420,555 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) NEA 13 GP, LTD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,420,555 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) NEA 15 GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,420,555 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Michael James Barrett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 504 shares

	8	Shared Voting Power 9,681,038 shares

	9	Sole Dispositive Power 504 shares

	10	Shared Dispositive Power 9,681,038 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,681,542 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Peter J. Barris

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,534 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 1,534 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,422,089 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Forest Baskett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,420,555 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Patrick J. Kerins

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,333 shares

	8	Shared Voting Power 9,681,038 shares

	9	Sole Dispositive Power 1,333 shares

	10	Shared Dispositive Power 9,681,038 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,682,371 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.6%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) David M. Mott

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 58,695 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 58,695 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,250 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 881569107	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Scott D. Sandell

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 10,420,555 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 10,420,555 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,420,555 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 881569107	13D

Schedule 13D

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on July 10, 2012, Amendment No. 1 thereto filed on June 10, 2015, Amendment No. 2 thereto filed on March 28, 2016 and Amendment No. 3 thereto filed on March 9, 2018 (together, the “Schedule 13D”), relating to the common stock, $.0001 par value (the “Common Stock”) of TESARO, Inc. (the “Issuer”) having its principal executive office at 1000 Winter Street, Waltham, MA 02451.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

Item 4.   Purpose of Transaction.

On December 3, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), and Parent’s indirectly wholly-owned subsidiary, Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”).  In connection with the execution and delivery of the Merger Agreement, on December 3, 2018, NEA 13 and NEA 15-OF, as well as other holders of the Common Stock (together, the “Stockholders”), each entered into tender and support agreements (the “Tender and Support Agreements”) with Parent and Purchaser.

Each Tender and Support Agreement provides that the Stockholder will tender all of the shares of Common Stock held by it (the “Subject Shares”) in the Purchaser’s tender offer (the “Offer”).  Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of the Issuer, or any action by written consent, the Stockholder will (i) vote all of its Subject Shares against any offer or proposal made or renewed by anyone (other than Parent or Purchaser) that is structured to permit such person to acquire 25% or more of the beneficial ownership, voting power or assets of the Issuer and (ii) vote all the Subject Shares against any action, agreement or transaction involving the Issuer that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely effect, or prevent the consummation of the transactions contemplated by the Merger Agreement.  Each Tender and Support Agreement terminates upon certain events, including the termination of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement or an amendment to the Merger Agreement without the consent of the Stockholders that (i) decreases the price per share of Common Stock in the Offer or (ii) materially increases the obligations or liabilities of the Stockholder.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

CUSIP No. 881569107	13D

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.

(e)                                  Viswanathan has ceased to own beneficially five percent (5%) or more of the Issuer’s Common Stock as a result of ceasing to be a director of NEA 13 LTD and manager of NEA 15 LLC.

Item 6.         Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Item 4 is incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Agreement and Plan of Merger, dated as of December 3, 2018, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, as amended, filed by the Company on December 3, 2018).

Exhibit 4 – Tender and Support Agreement, dated as of December 3, 2018, between Parent, Purchaser and the stockholders of the Company party thereto (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, as amended, filed by the Company on December 3, 2018).

CUSIP No. 881569107	13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 6th day of December, 2018.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

	By:	NEA 13 GP, LTD General Partner

		By:	*
Peter J. Barris
Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD
General Partner

By:	*
Peter J. Barris
Director

NEA 13 GP, LTD

By:	*
Peter J. Barris
Director

*
Michael James Barrett

*
Peter J. Barris

CUSIP No. 881569107	13D

*
Forest Baskett

*
Patrick J. Kerins

*
David M. Mott

*
Scott D. Sandell

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

	By:	NEA 15 GP, LLC General Partner

		By:	*
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:	*
Louis S. Citron
Chief Legal Officer

NEA 15 GP, LLC

By:	*
Louis S. Citron
Chief Legal Officer

*
Peter J. Barris

CUSIP No. 881569107	13D

*
Forest Baskett

*
David M. Mott

*
Scott D. Sandell

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Amendment No. 4 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 881569107	13D

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of TESARO, Inc.

EXECUTED this 6th day of December, 2018.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

	By:	NEA 13 GP, LTD General Partner

		By:	*
Peter J. Barris
Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD
General Partner

By:	*
Peter J. Barris
Director

NEA 13 GP, LTD

By:	*
Peter J. Barris
Director

*
Michael James Barrett

*
Peter J. Barris

CUSIP No. 881569107	13D

*
Forest Baskett

*
Patrick J. Kerins

*
David M. Mott

*
Scott D. Sandell

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

	By:	NEA 15 GP, LLC General Partner

		By:	*
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:	*
Louis S. Citron
Chief Legal Officer

NEA 15 GP, LLC

By:	*
Louis S. Citron
Chief Legal Officer

*
Peter J. Barris

CUSIP No. 881569107	13D

*
Forest Baskett

*
David M. Mott

*
Scott D. Sandell

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 881569107	13D

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

CUSIP No. 881569107	13D

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ P. Justin Klein
P. Justin Klein

/s/ Vanessa Larco
Vanessa Larco

/s/ Joshua Makower
Joshua Makower

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

CUSIP No. 881569107	13D

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang